CUSIP NO. 726503105

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934*
(Amendment #7)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

                       726503105
(CUSIP Number)

Paul G. Allen
Vulcan Capital Private Equity Inc.
Vulcan Capital Private Equity I LLC
VCPE Orange II LLC
Vulcan Capital Private Equity II LLC
505 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 342-2000

Vulcan Energy Corporation
333 Clay Street, Suite 1600,
Houston, Texas 77002

September 3, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 726540503

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726540503

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 16,293,379 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 16,293,379 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,293,379 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% of Common Units
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 3,903,259 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,903,259 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,259 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON* CO

CUSIP NO. 726540503

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 3,706,044 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726540503

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VCPE Orange II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 197,215 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 197,215 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,215 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON* CO

CUSIP NO. 726540503

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 197,215 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 197,215 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,215 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726540503

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 12,390,120 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,390,120 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,120 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% of Common Units
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

Introductory Note

This seventh amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004, December 20, 2004, August 12, 2005 and September 3, 2008.  This seventh amendment is filed by Paul G. Allen; Vulcan Capital Private Equity Inc., a Delaware corporation (“Vulcan Capital Inc.”); Vulcan Capital Private Equity I LLC, a Delaware limited liability company (“Vulcan Capital LLC”); VCPE Orange II LLC, a Delaware limited liability company (“VCPE Orange II LLC”), Vulcan Capital Private Equity II LLC, a Delaware limited liability company (“Vulcan Capital II LLC”); and Vulcan Energy Corporation, a Delaware corporation (“Vulcan Energy” and collectively, the “Reporting Persons”), which is successor by merger to Plains Holdings II Inc., a Delaware corporation which was successor by merger to Plains Holdings Inc., a Delaware corporation which was successor by merger to Plains Resources Inc., a Delaware corporation, with respect to the Common Units of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 4, 2009, a copy of which is attached hereto as Exhibit 99(a). Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 2.  Identity and Background

Item 2 is amended and restated in its entirety as follows:

a.           Paul G. Allen

Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen owns approximately 80% of the outstanding common stock of Vulcan Energy.  Mr. Allen is the sole stockholder and a director of Vulcan Capital Inc. and the managing member of VCPE Orange II LLC.  Mr. Allen is a citizen of the United States.

During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b.           Vulcan Capital Private Equity Inc.

Vulcan Capital Inc. is a corporation formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital Private Equity Management I LLC ("Vulcan Capital Management"), a Delaware limited liability company and manager of Vulcan Capital LLC, which holds 3,706,044 Common Units of the Issuer. Vulcan Capital Inc. is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan Capital Inc.’s directors are Mr. Allen and Jo Lynn Allen. Vulcan Capital Inc.’s executive officers are:

Name	Office
Jo Lynn Allen	President
Martha Fuller	Vice President and Treasurer
Chris Temple	Vice President
Susan Drake	Vice President
William L. McGrath	Vice President and Secretary

CUSIP NO. 726540503

The principal business address of each of the directors and executive officers of Vulcan Capital Inc. is: Vulcan Capital Private Equity Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan Capital Inc.'s nor, to Vulcan Capital Inc.’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Capital Inc., each of Vulcan Capital Inc.’s directors and executive officers is a citizen of the United States.

c.         Vulcan Capital Private Equity I LLC

Vulcan Capital LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of holding 1,995,954 Class C Common Units of the Issuer, which have converted into Common Units of the Issuer. Vulcan Capital LLC's manager is Vulcan Capital Management, the managing member of which is Vulcan Capital Inc. Vulcan Capital LLC and Vulcan Capital Management are located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

Neither Vulcan Capital LLC nor, to Vulcan Capital LLC’s knowledge, Vulcan Capital Management has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

d.         VCPE Orange II LLC

VCPE Orange II LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital Private Equity Management II LLC ("Vulcan Capital Management II"), a Delaware limited liability company and manager of Vulcan Capital II LLC, which holds 197,215 Common Units of the Issuer. VCPE Orange II LLC is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. VCPE Orange II LLC’s managing member is Paul G. Allen. VCPE Orange II LLC’s executive officers are:

Name	Office
Jo Lynn Allen	President
Martha Fuller	Vice President and Treasurer
Chris Temple	Vice President
Susan Drake	Vice President
William L. McGrath	Vice President and Secretary

The principal business address of the managing member and each of the executive officers of VCPE Orange II LLC is: Vulcan Capital Private Equity Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of VCPE Orange II LLC 's nor, to VCPE Orange II LLC’s knowledge, its managing member or any of its executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order

CUSIP NO. 726540503

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of VCPE Orange II LLC, VCPE Orange II LLC’s managing member and each of its executive officers is a citizen of the United States.

e.         Vulcan Capital Private Equity II LLC

Vulcan Capital II LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of making and holding private equity investments, including 197,215 Common Units of the Issuer. Vulcan Capital II LLC's manager is Vulcan Capital Management II, the managing member of which is VCPE Orange II LLC. Vulcan Capital II LLC and Vulcan Capital Management II are located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

Neither Vulcan Capital II LLC nor, to Vulcan Capital II LLC’s knowledge, Vulcan Capital Management II has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.         Vulcan Energy Corporation

Vulcan Energy is a corporation formed under the laws of the state of Delaware and was formed for the purpose of engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Vulcan Energy is located at 333 Clay Street, Suite 1600, Houston, Texas 77002. Vulcan Energy’s directors are W. Lance Conn, Chris Temple, T. Geoffrey McKay, James C. Flores and John T. Raymond. Vulcan Energy’s executive officers are:

Chris Temple	Chairman and Vice President
Greg L. Armstrong	President and CEO
Al P. Swanson	Senior Vice President and CFO
Charles Kingswell-Smith	Vice President and Treasurer
Tim Moore	Vice President, General Counsel and Secretary
Tina L. Val	Vice President – Accounting and Assistant Secretary
T. Geoffrey McKay	Vice President and Assistant Secretary

The principal business address of Mr. Conn is: 450 Walsh Road, Atherton, CA 94027. The principal business address of Mr. Flores is: P.O. Box 1083, Houston, Texas 77251-1083.  The principal business address of Mr. Raymond is: 1401 McKinney, Suite 1025, Houston, Texas 77010.  The principal business address of Mr. Temple and Mr. McKay is: 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.  The principal business address of Messrs. Armstrong, Swanson, Kingswell-Smith and Moore and Ms. Val is: 333 Clay Street, Suite 1600, Houston, Texas 77002.  Messrs. Armstrong, Swanson, Kingswell-Smith and Moore and Ms. Val were appointed to the positions for administrative efficiency pursuant to the Administrative Services Agreement, dated October 14, 2005 (the “Administrative Services Agreement”), between Plains All American GP LLC., a Delaware limited liability company (“PAA GP”), and Vulcan Energy.  The Administrative Services Agreement provides that (i) Messrs. Armstrong, Swanson, Kingswell-Smith and Moore and Ms. Val have no policy or decision-making authority with respect to Vulcan Energy’s business or operations and, except as necessary to perform the services contemplated under the Administrative Services Agreement, no authority whatsoever, and (ii) Messrs. Armstrong, Swanson, Kingswell-Smith and Moore and Ms. Val have no authority or responsibility (unless specifically delegated by the Board of Directors of Vulcan Energy) with respect to any strategic matters relating to Vulcan Energy’s or any of its subsidiaries’ investment in or relationship with any of PAA GP, Plains AAP (as defined below) or the Issuer.

CUSIP NO. 726540503

None of Vulcan Energy nor, to Vulcan Energy’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Energy, each of Vulcan Energy’s directors and executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 3, 2009, pursuant to a Membership Interest Purchase Agreement by and between Vulcan Gas Storage LLC, a Delaware limited liability company and subsidiary of Vulcan Capital Inc., and Plains Marketing, L.P., a subsidiary of the Issuer, dated August 27, 2009 (the “MIPA”), Vulcan Gas Storage sold a 50% indirect interest in PAA Natural Gas Storage, LLC to Plains Marketing, L.P., in exchange for consideration that consisted of, among other things, 1,907,305 Common Units.  As a result of the consummation of the transactions contemplated by the MIPA, 1,710,090 Common Units were issued to Vulcan Capital LLC and 197,215 Common Units were issued to Vulcan Capital II LLC.  In connection with the transaction, the Issuer’s general partner agreed to reduce its incentive distributions by an aggregate of $8 million over the next two years – $1.25 million per quarter for the first four quarters and $0.75 million per quarter for the next four quarters.  The Issuer’s partnership agreement was amended to reflect such temporary reduction.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

Please see Item 3 above.

Each of the Reporting Persons acquired beneficial ownership of his respective Common Units solely for investment purposes. In the future, each of the Reporting Persons may, directly or indirectly, acquire or dispose of additional Common Units of the Issuer or formulate other purposes, plans or proposals regarding the Issuer or the Common Units held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Furthermore, if additional membership interests in PAA GP become available, any of the Reporting Persons may directly or indirectly acquire such membership interests, including through the exercise its right of first refusal with respect thereto, to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such future transactions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Other than as described above, none of the Reporting Persons has any present plans or proposals which would result in any of the following:

1)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
2)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3)	Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4)	Any change in the present board of directors or management of the Issuer;
5)	Any material change in the present capitalization or dividend policy of the Issuer;
6)	Any other material change in the Issuer’s business structure;
7)
Any change in the Partnership’s certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or other actions that may impede the acquisition of control of the Partnership by any person;

CUSIP NO. 726540503

8)
Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9)	Causing a class of securities of the Partnership to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
10)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2009, as of August 4, 2009, there were issued and outstanding 128,938,683 Common Units.  As of September 3, 2009, the aggregate number and percentage of Common Units of the Issuer beneficially owned by the Reporting Persons is 16,293,379 Common Units, or 12.6%, although each Reporting Person disclaims beneficial ownership of the Common Units beneficially owned by each other Reporting Person.  This number of units includes the following:

(a)           Mr. Allen does not own any Common Units.  Mr. Allen owns 175,875 shares of Class A Common Stock of Vulcan Energy, or approximately 80% of the outstanding shares of Vulcan Energy common stock.  Mr. Allen is the sole stockholder of Vulcan Capital Inc.

(b)           Vulcan Capital Inc. does not own any Common Units.  Vulcan Capital Inc. is the managing member of Vulcan Capital Management, which is the manager of Vulcan Capital LLC.

(c)           Vulcan Capital LLC owns a total of 3,706,044 Common Units (representing 2.9% of the total outstanding Common Units).

(d)           VCPE Orange II LLC does not own any Common Units.  VCPE Orange II LLC is the managing member of Vulcan Capital Management II, which is the manager of Vulcan Capital II LLC.

(e)           Vulcan Capital II LLC owns a total of 197,215 Common Units (representing 0.2% of the total outstanding Common Units).

(e)           Vulcan Energy owns a total of 12,390,120 Common Units (representing 9.6% of the total outstanding Common Units).

Each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 4, 2009, a copy of which is attached hereto as Exhibit 99(a). Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

CUSIP NO. 726540503

Please see Items 3 and 4 above.

Item 7. Material to be Filed as Exhibits

99(a)	Joint Filing Agreement.

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

/s/ W. Lance Conn
By: W. Lance Conn
As Attorney-in-fact for Paul G. Allen

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

VULCAN CAPITAL PRIVATE EQUITY INC.

By:	/s/ Chris Temple
	Name:	Chris Temple
	Title:	Vice President

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

VULCAN CAPITAL PRIVATE EQUITY I LLC

By: Vulcan Capital Private Equity Management I LLC, its manager

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ Chris Temple
	Name:	Chris Temple
	Title:	Vice President

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

VCPE ORANGE II LLC

By:	/s/ Chris Temple
	Name:	Chris Temple
	Title:	Vice President

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

VULCAN CAPITAL PRIVATE EQUITY II LLC

By: Vulcan Capital Private Equity Management II LLC, its manager

By: VCPE Orange II LLC, its managing member

By:	/s/ Chris Temple
	Name:	Chris Temple
	Title:	Vice President

CUSIP NO. 726540503

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 2009

VULCAN ENERGY CORPORATION

By:	/s/ Chris Temple
	Name:	Chris Temple
	Title:	Chairman and Vice President

CUSIP NO. 726540503

Exhibit Index

Name of Exhibit

99(a)           Joint Filing Agreement.